U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of the registrant:

     Qwest Communications International, Inc.

2. Name of person relying on exemption:

     California State Teachers’ Retirement System

3. Address of person relying on exemption:

     7667 Folsom Boulevard, P.O. Box 15275, Sacramento, CA 95851-0275

4. Written Materials: (Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1)).

     The following written materials are attached:

Exhibit 1:	Letter dated May 5, 2004 from Jack Ehnes on behalf of California State Teachers’ Retirement System.

Exhibit 2:	Press Release issued by California State Teachers’ Retirement System on May 7, 2004 entitled “CalSTRS Urges Fellow Qwest Shareowners To Support Proposal For Independent Corporate Leadership.”